                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

              FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1997

                         -------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

              For the transition period from _________ to ________

                          Commission File Number 1-5406
                                                 ------

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       Houghton Mifflin 401(k) Savings Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Houghton Mifflin Company
                       222 Berkeley Street
                       Boston, Massachusetts 02116-3764

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           Houghton Mifflin 401(k) Savings Plan


Date:      JUNE 29, 1998                            /s/ Gary L. Smith
      -----------------------              -------------------------------------
                                                        Gary L. Smith
                                           Senior Vice President, Administration

                                HOUGHTON MIFFLIN

                               401(k) SAVINGS PLAN


                          Audited Financial Statements
                           and Supplemental Schedules


                       Three Years ended December 31, 1997

                      Houghton Mifflin 401(k) Savings Plan
                                Table of Contents

                                                                        Page No.

Report of Independent Auditors                                                3

Audited Financial Statements:

    Statement of Net Assets Available for Benefits with Fund
    Information as of December 31, 1997                                       4

    Statement of Net Assets Available for Benefits with Fund
    Information as of December 31, 1996                                       5

    Statement of Changes in Net Assets Available for Benefits
    with Fund Information for the year ended December 31, 1997                6

    Statement of Changes in Net Assets Available for Benefits
    with Fund Information for the year ended December 31, 1996                7

    Statement of Changes in Net Assets Available for Benefits
    with Fund Information for the year ended December 31, 1995                8

Notes to Financial Statements                                            9 - 18

Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment Purposes          19 - 20

    Item 27d - Schedule of Reportable Transactions (a)                       21

                         REPORT OF INDEPENDENT AUDITORS

The Retirement Committee and Participants
Houghton Mifflin 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Houghton Mifflin 401(k) Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1997 and (2) reportable transactions for the year ended December 31, 1997 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boston, Massachusetts
June 22, 1998

                      HOUGHTON MIFFLIN 401(k) SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                               December 31, 1997

                           (In thousands of dollars)


                        -------------------------------------------------------------------------------------------------
                                                                Fund Information
                        -------------------------------------------------------------------------------------------------
                        Managed   Houghton                                               Investment  Asset    Asset
                        Income    Stock      Parnassus   Puritan   Magellan              Grade       Manager  Manager:
                        Fund      Fund       Fund        Fund      Fund      Contrafund  Bond Fund   Fund     Growth Fund
                        -------   --------   ---------   -------   --------  ----------  ---------   -------  -----------
ASSETS

Investments (Note 3)    $19,104   $51,947    $2,287      $19,861   $10,908     $14,936     $1,583    $2,329     $3,744

Contributions and
 other receivables            1        20         -            1         1           1          -         -          -
                        -------   -------    ------      -------   -------     -------     ------    ------     ------

Total assets             19,105    51,967     2,287       19,862    10,909      14,937      1,583     2,329      3,744

LIABILITIES

Withdrawals and
 distributions
 payable                      3         2         -            -         4          -          -         -          -

Net assets available
 for benefits           $19,102   $51,965    $2,287      $19,862   $10,905     $14,937     $1,583    $2,329     $3,744
                        =======   =======    ======      =======   =======     =======     ======    ======     ======

                        -------------------------------------------------------------------------------------------------
                                                                Fund Information
                        -------------------------------------------------------------------------------------------------

                          Asset        Templeton  The Putnam         Putnam New       Spartan
                          Manager:     Foreign    Fund for Growth    Opportunities    U.S. Equity                Total
                          Income Fund  Fund I     and Income         Fund             Index Fund      Loans      Plan
                          -----------  --------   ---------------    -------------    -----------     -----      -----
ASSETS

Investments (Note 3)         $727       $610         $407               $650              $574        $1,460    $131,127

Contributions and
 other receivables              -          -            -                  -                 -             5          29
                             ----       ----         ----               ----              ----        ------    --------

Total assets                  727        610          407                650               574         1,465     131,156

LIABILITIES

Withdrawals and
 distributions
 payable                        -          -            -                  -                 -             -           9

Net assets available
 for benefits                $727       $610         $407               $650              $574        $1,465    $131,147
                             ====       ====         ====               ====              ====        ======    ========


                See accompanying notes to financial statements.

                      HOUGHTON MIFFLIN 401(k) SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                               December 31, 1996

                           (In thousands of dollars)

                          ---------------------------------------------------------------------------------------------------
                                                                   Fund Information
                          ---------------------------------------------------------------------------------------------------
                          Managed   Houghton                                               Investment  Asset    Asset
                          Income    Stock     Parnassus  Puritan    Magellan               Grade       Manager  Manager:
                          Fund      Fund      Fund       Fund       Fund      Contrafund   Bond Fund   Fund     Growth Fund
                          -------   --------  ---------  -------    --------  ----------   ---------   -------  -----------
ASSETS

Investments (Note 3)      $19,957   $35,475    $1,298    $15,897    $8,428      $10,854      $1,386    $2,262     $3,228

Contributions and
 other receivables              5        43         1          3         3            4           -         1          1
                          -------   -------    ------    -------    ------      -------      ------    ------     ------

Total assets               19,962    35,518     1,299     15,900     8,431       10,858       1,386     2,263      3,229


LIABILITIES

Withdrawals and
 distributions
 payable                       63         5         -          6         -            -           -         -          -

Net assets available
 for benefits             $19,899   $35,513    $1,299    $15,894    $8,431      $10,858      $1,386    $2,263     $3,229
                          =======   =======    ======    =======    ======      =======      ======    ======     ======

                          ---------------------------------
                                Fund Information
                          ---------------------------------
                            Asset
                            Manager:                Total
                            Income Fund  Loans      Plan
                            -----------  -----      -----
ASSETS

Investments (Note 3)           $949      $1,369   $101,103

Contributions and
 other receivables                -           3         64
                               ----      ------   --------

Total assets                    949       1,372    101,167


LIABILITIES

Withdrawals and
 distributions
 payable                          -           -         74


Net assets available
 for benefits                  $949      $1,372   $101,093
                               ====      ======   ========


                See accompanying notes to financial statements.

                      HOUGHTON MIFFLIN 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                          Year Ended December 31, 1997

                            (In thousands of dollars)


                                        --------------------------------------------------------------------------------------------
                                                                             Fund Information
                                        --------------------------------------------------------------------------------------------
                                        Managed    Houghton                                                   Investment    Asset
                                        Income     Stock     Parnassus   Puritan     Magellan                 Grade         Manager
                                        Fund       Fund      Fund        Fund        Fund       Contrafund    Bond Fund     Fund
                                        -------    --------  ---------   -------     --------   ----------    ----------    -------

Additions to net assets attributed to:

  Investment income:
    Interest income                     $ 1,155    $    39    $    1     $    11     $    10     $    16       $    2       $    2
    Dividend income                           -        636       444       1,574         698       1,418           90          214
    Net appreciation (depreciation)
      in fair value of
      investments (Note 3)                  (19)    13,390       (79)      1,983       1,520       1,271           33          285
                                        -------    -------    ------     -------     -------     -------       ------       ------
                                          1,136     14,065       366       3,568       2,228       2,705          125          501

  Contributions:
    Rollovers                               233        164       180         269         258         167           25           51
    Participants                            704      2,397       187       1,058         878       1,355          109          261
    Loans                                   (11)       121       (23)        (62)        (14)        (28)         (21)         (41)
    Employer                                  -      3,166         -           -           -           -            -            -
                                        -------    -------    ------     -------     -------     -------       ------       ------
                                            926      5,848       344       1,265       1,122       1,494          113          271

                                        -------    -------    ------     -------     -------     -------       ------       ------
      Total Additions                     2,062     19,913       710       4,833       3,350       4,199          238          772


Deductions from net assets attributed to:

  Withdrawals and
    distributions (Note 1)               (2,259)    (1,927)     (108)     (1,222)       (810)       (840)         (90)        (137)
  Administrative
    expenses                                (28)        (8)        -         (15)         (7)         (4)          (2)          (4)
                                        -------    -------    ------     -------     -------     -------       ------       ------

      Total Deductions                   (2,287)    (1,935)     (108)     (1,237)       (817)       (844)         (92)        (141)

                                        -------    -------    ------     -------     -------     -------       ------       ------
Net increase (decrease) prior to
  interfund transfers                      (225)    17,978       602       3,596       2,533       3,355          146          631

  Fund transfers                           (572)    (1,526)      386         372         (59)        724           51         (565)

                                        -------    -------    ------     -------     -------     -------       ------       ------
Net increase (decrease)                    (797)    16,452       988       3,968       2,474       4,079          197           66

Net assets available for benefits:
  Beginning of year                      19,899     35,513     1,299      15,894       8,431      10,858        1,386        2,263

                                        -------    -------    ------     -------     -------     -------       ------       ------
  End of year                           $19,102    $51,965    $2,287     $19,862     $10,905     $14,937       $1,583       $2,329
                                        =======    =======    ======     =======     =======     =======       ======       ======



                                    ------------------------------------------------------------------------------------------------
                                                                        Fund Information
                                    ------------------------------------------------------------------------------------------------
                                                                          The Putnam
                                     Asset        Asset        Templeton  Fund for    Putnam New     Spartan
                                     Manager:     Manager:     Foreign    Growth      Opportunities  U.S. Equity            Total
                                     Growth Fund  Income Fund  Fund I     and Income  Fund           Index Fund   Loans     Plan
                                     -----------  -----------  ---------- ----------  -------------  -----------  -----     -----

Additions to net assets attributed to:

  Investment income:
    Interest income                     $    6       $   1       $  -       $  -         $  -        $  -        $    -    $  1,243
    Dividend income                        402          61         42         35           12           5             -       5,631
    Net appreciation (depreciation)
      in fair value of
      investments (Note 3)                 531          50        (79)       (48)         (22)        (10)            -      18,806
                                        ------       -----       ----       ----         ----        ----        ------    --------
                                           939         112        (37)       (13)         (10)         (5)            -      25,680

  Contributions:
    Rollovers                              131          18         31         30           14           6             -       1,577
    Participants                           410          71         10          9           12          10             -       7,471
    Loans                                  (18)         (4)         2         (2)           1           7            93           -
    Employer                                 -           -          -          -            -           -             -       3,166
                                        ------       -----       ----       ----         ----        ----        ------    --------
                                           523          85         43         37           27          23            93      12,214

                                        ------       -----       ----       ----         ----        ----        ------    --------
      Total Additions                    1,462         197          6         24           17          18            93      37,894


Deductions from net assets attributed to:

  Withdrawals and
    distributions (Note 1)                (210)        (97)         -          -            -         (67)            -      (7,767)
  Administrative
    expenses                                (3)         (2)         -          -            -           -             -         (73)
                                        ------       -----       ----       ----         ----        ----        ------    --------

      Total Deductions                    (213)        (99)         -          -            -         (67)            -      (7,840)

                                        ------       -----       ----       ----         ----        ----        ------    --------
Net increase (decrease) prior to
  interfund transfers                    1,249          98          6         24           17         (49)           93      30,054

  Fund transfers                          (734)       (320)       604        383          633         623             -           -

                                        ------       -----       ----       ----         ----        ----        ------    --------
Net increase (decrease)                    515        (222)       610        407          650         574            93      30,054

Net assets available for benefits:
  Beginning of year                      3,229         949          -          -            -           -         1,372     101,093

                                        ------       -----       ----       ----         ----        ----        ------    --------
  End of year                           $3,744       $ 727       $610       $407         $650        $574        $1,465    $131,147
                                        ======       =====       ====       ====         ====        ====        ======    ========

                 See accompanying notes to financial statements.

                      HOUGHTON MIFFLIN 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                          Year Ended December 31, 1996

                            (In thousands of dollars)

                                              --------------------------------------------------------------------------------------
                                                                         Fund Information
                                              --------------------------------------------------------------------------------------
                                              Managed     Houghton                                                       Investment
                                              Income      Stock       Parnassus     Puritan    Magellan                  Grade
                                              Fund        Fund        Fund          Fund       Fund        Contrafund    Bond Fund
                                              -------     --------    ---------     -------    --------    ----------    ----------

Additions to net assets attributed to:

  Investment income:
    Interest income                           $ 1,206      $    51      $    1      $    10      $   12      $     8      $    1
    Dividend income                                 -          598          40        1,783       1,261          769          79
    Net appreciation (depreciation)
      in fair value of investments
      (Note 3)                                      -        8,508          88          298        (353)         928         (36)
                                              -------      -------      ------      -------      ------      -------      ------
                                                1,206        9,157         129        2,091         920        1,705          44

  Contributions:
    Rollovers                                     263          228          73          371         624          533         208
    Participants                                  978        1,500         235        1,149       1,106        1,097         148
    Loans                                         (32)         (84)        (17)         (85)        (67)        (127)        (11)
    Employer                                        -        2,152           -            -           -            -           -
                                              -------      -------      ------      -------      ------      -------      ------
                                                1,209        3,796         291        1,435       1,663        1,503         345

                                              -------      -------      ------      -------      ------      -------      ------
      Total Additions                           2,415       12,953         420        3,526       2,583        3,208         389

Deductions from net assets attributed to:

  Withdrawals and
    distributions (Note 1)                     (1,919)      (1,671)        (74)        (666)       (375)        (544)        (54)

  Administrative
    expenses                                      (20)          (4)          -           (8)         (4)          (2)         (2)
                                              -------      -------      ------      -------      ------      -------      ------

        Total Deductions                       (1,939)      (1,675)        (74)        (674)       (379)        (546)        (56)

                                              -------      -------      ------      -------      ------      -------      ------
Net increase (decrease) prior
  to interfund transfers                          476       11,278         346        2,852       2,204        2,662         333

  Fund transfers                                 (150)      (1,518)       (509)         139        (610)       2,176          98

                                              -------      -------      ------      -------      ------      -------      ------
Net increase (decrease)                           326        9,760        (163)       2,991       1,594        4,838         431

Net assets available for benefits:
  Beginning of year                            19,573       25,753       1,462       12,903       6,837        6,020         955

                                              -------      -------      ------      -------      ------      -------      ------
 End  of year                                 $19,899      $35,513      $1,299      $15,894      $8,431      $10,858      $1,386
                                              =======      =======      ======      =======      ======      =======      ======

                                              -----------------------------------------------------------
                                                                  Fund Information
                                              -----------------------------------------------------------
                                               Asset     Asset          Asset
                                               Manager   Manager:       Manager:                  Total
                                               Fund      Growth Fund    Income Fund    Loans      Plan
                                               -------   -----------    -----------    -----      -----

Additions to net assets attributed to:

  Investment income:
    Interest income                             $    1      $    4        $   1        $    -   $  1,295
    Dividend income                                175         271           70             -      5,046
    Net appreciation (depreciation)
      in fair value of investments
      (Note 3)                                      66         176            -             -      9,675
                                                ------      ------        -----        ------   --------
                                                   242         451           71             -     16,016

  Contributions:
    Rollovers                                       54         208           50             -      2,612
    Participants                                   254         368           96             -      6,931
    Loans                                           (5)        (33)          (2)          463          -
    Employer                                         -           -            -             -      2,152
                                                ------      ------        -----        ------   --------
                                                   303         543          144           463     11,695

                                                ------      ------        -----        ------   --------
      Total Additions                              545         994          215           463     27,711

Deductions from net assets attributed to:

  Withdrawals and
    distributions (Note 1)                         (98)       (178)        (100)            -     (5,679)

  Administrative
    expenses                                        (2)         (1)          (1)            -        (44)
                                                ------      ------        -----        ------   --------

        Total Deductions                          (100)       (179)        (101)            -     (5,723)

                                                ------      ------        -----        ------   --------
Net increase (decrease) prior
  to interfund transfers                           445         815          114           463     21,988

  Fund transfers                                   102         351          (79)            -          -

                                                ------      ------        -----        ------   --------
Net increase (decrease)                            547       1,166           35           463     21,988

Net assets available for benefits:
  Beginning of year                              1,716       2,063          914           909     79,105

                                                ------      ------        -----        ------   --------
 End  of year                                   $2,263      $3,229        $ 949        $1,372   $101,093
                                                ======      ======        =====        ======   ========

                 See accompanying notes to financial statements.

                      HOUGHTON MIFFLIN 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                          Year Ended December 31, 1995

                            (In thousands of dollars)

                                              ----------------------------------------------------------------------------------
                                                                         Fund Information
                                              ----------------------------------------------------------------------------------
                                              Managed      Houghton                                                   Investment
                                              Income       Stock       Parnassus    Puritan    Magellan               Grade
                                              Fund         Fund        Fund         Fund       Fund       Contrafund  Bond Fund
                                              -------     --------    ---------     -------    --------   ----------  ----------


Additions to net assets attributed to:

  Investment income:
    Interest income                           $ 1,149      $     -      $    1      $     4     $    5      $    4      $   1
    Dividend income                               233          584          56          649        380         464         42
    Net appreciation (depreciation)
      in fair value of investments
      (Note 3)                                      -       (1,263)       (125)       1,546        834         662         49
                                              -------      -------      ------      -------     ------      ------      -----
                                                1,382         (679)        (68)       2,199      1,219       1,130         92
  Contributions:
    Rollovers                                     403          159         176          801        646         495        132
    Participants                                  648        1,387         208        1,101        731         642        143
    Loans                                        (121)        (357)        (19)         (95)       (68)        (56)       (26)
    Employer                                        -        2,044           -            -          -           -          -
                                              -------      -------      ------      -------     ------      ------      -----
                                                  930        3,233         365        1,807      1,309       1,081        249

                                              -------      -------      ------      -------     ------      ------      -----
     Total Additions                            2,312        2,554         297        4,006      2,528       2,211        341

Deductions from net assets attributed to:

  Withdrawals and
    distributions (Note 1)                     (2,199)      (2,125)        (68)        (692)      (410)       (216)       (27)
  Administrative expenses                         (19)          (2)          -           (3)        (1)          -         (1)
                                              -------      -------      ------      -------     ------      ------      -----

      Total Deductions                         (2,218)      (2,127)        (68)        (695)      (411)       (216)       (28)

                                              -------      -------      ------      -------     ------      ------      -----
Net increase (decrease) prior
  to interfund transfers                           94          427         229        3,311      2,117       1,995        313

  Fund transfers                               (4,786)      (3,949)      1,219       (2,744)     4,052       3,020        642
                                              -------      -------      ------      -------     ------      ------      -----

Net increase (decrease)                        (4,692)      (3,522)      1,448          567      6,169       5,015        955

Net assets available for benefits:
  Beginning of year                            24,265       29,275          14       12,336        668       1,005          -

                                              -------      -------      ------      -------     ------      ------      -----
  End of year                                 $19,573      $25,753      $1,462      $12,903     $6,837      $6,020      $ 955
                                              =======      =======      ======      =======     ======      ======      =====


                                              --------------------------------------------------------
                                                                   Fund Information
                                              --------------------------------------------------------
                                               Asset     Asset        Asset
                                               Manager   Manager:     Manager:                  Total
                                               Fund      Growth Fund  Income Fund    Loans      Plan
                                               -------   -----------  -----------    -----      -----
Additions to net assets attributed to:

  Investment income:
    Interest income                            $    1      $    1        $  1         $  -     $ 1,167
    Dividend income                                46          30          38            -       2,522
    Net appreciation (depreciation)
      in fair value of investments
      (Note 3)                                    210         300          72            -       2,285
                                               ------      ------        ----         ----     -------
                                                  257         331         111            -       5,974
  Contributions:
    Rollovers                                     157         253          83            -       3,305
    Participants                                  221         322          81            -       5,484
    Loans                                         (31)        (28)        (10)         811           -
    Employer                                        -           -           -            -       2,044
                                               ------      ------        ----         ----     -------
                                                  347         547         154          811      10,833

                                               ------      ------        ----         ----     -------
     Total Additions                              604         878         265          811      16,807

Deductions from net assets attributed to:

  Withdrawals and
    distributions (Note 1)                       (154)        (93)        (73)           -      (6,057)
  Administrative expenses                          (1)         (1)          -            -         (28)
                                               ------      ------        ----         ----     -------

      Total Deductions                           (155)        (94)        (73)           -      (6,085)

                                               ------      ------        ----         ----     -------
Net increase (decrease) prior
  to interfund transfers                          449         784         192          811      10,722

  Fund transfers                                1,260       1,255          31            -           -
                                               ------      ------        ----         ----     -------

Net increase (decrease)                         1,709       2,039         223          811      10,722

Net assets available for benefits:
  Beginning of year                                 7          24         691           98      68,383

                                               ------      ------        ----         ----     -------
  End of year                                  $1,716      $2,063        $914         $909     $79,105
                                               ======      ======        ====         ====     =======



                 See accompanying notes to financial statements.

                      Houghton Mifflin 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 1997

1. Plan Description

The following brief description of the Houghton Mifflin 401(k) Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Houghton Mifflin 401(k) Savings Plan, formerly known as the Houghton Mifflin Retirement Savings Plan, is a defined contribution plan adopted as of January 1, 1981, and amended July 1, 1995 and 1997. It is a long-term savings and investment program to which Houghton Mifflin Company ("the Company") and its employees contribute. The Plan was designed to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

In connection with the acquisition of D.C. Heath and Company by Houghton Mifflin Company on October 31, 1995, the assets and the participants' equity balances of the retained employees, which qualified under Internal Revenue Code Section 401(k), transferred to the Plan in 1995. All administrative expenses are born by the Plan.

PARTICIPATION

Employees of Houghton Mifflin Company and its subsidiaries who are scheduled to provide 1,000 or more hours of service in the first twelve months after hire are eligible. Employees are not eligible for Company matching contributions until successful completion of one year of eligible service.

VESTING

Each participant is immediately vested in his or her voluntary salary contributions plus the earnings thereon. A participant becomes fully vested in the Company's matching contributions once the contribution has been made.

CONTRIBUTIONS

Eligible employees can elect to contribute in total 1% to 15% of their compensation, excluding compensation in excess of $160,000 for 1997 and $150,000 for 1996 and 1995, subject to an annual deferral limit for plans operating under
Section 401(k) of the Internal Revenue Code ($9,500 in 1997), to any of the fourteen investment options offered by the Plan. Employee contributions are made from participants' wages through payroll deductions.

                      Houghton Mifflin 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 1997


1.  Plan Description - continued

CONTRIBUTIONS - (continued)

The Company may elect to match an employee's contribution in amounts up to 4 1/2% of employee compensation, an increase from the 3% that was effective until December 31, 1996. Subject to the above limitations, the Company will match the first 3% of a participant's compensation that is invested in the Houghton Stock Fund on a 100% basis, and for contributions invested in the Houghton Stock Fund above this 3% or on contributions up to 6% invested in the Managed Income Fund and the Mutual Fund Investments, the Company will match on a 50% basis. Company contributions are invested solely in the Houghton Stock Fund. Federal, and in most states, state and local income taxes on these contributions are deferred until the monies are withdrawn from the Plan.

The following table presents the participant directed contributions, including rollovers, for the years ended December 31, 1997 and 1996.

      In thousands of dollars                            1997         1996
                                                        ------       ------
      Managed Income Fund                               $  937       $1,241
      Houghton Stock Fund                                2,561        1,728
      The Parnassus Fund                                   367          308
      Fidelity Puritan(R)Fund                            1,327        1,520
      Fidelity Magellan(R)Fund                           1,136        1,730
      Fidelity Contrafund                                1,522        1,630
      Fidelity Investment Grade Bond Fund                  134          356
      Fidelity Asset Manager Fund                          312          308
      Fidelity Asset Manager: Growth Fund                  541          576
      Fidelity Asset Manager: Income Fund                   89          146
      Templeton Foreign Fund I                              41            -
      The Putnam Fund for Growth and Income                 39            -
      Putnam New Opportunities Fund                         26            -
      Spartan U.S. Equity Index Fund                        16            -
                                                        ------       ------
        Total Participant Directed Contributions,
        including rollovers                             $9,048       $9,543
                                                        ======       ======

                      Houghton Mifflin 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 1997


1.  Plan Description - continued

LOANS

A participant may obtain a loan against his or her account balance up to 50% of the total aggregate value. Only one loan may be outstanding at a time, and all loans are pre-approved. The minimum amount is established at $500. The maximum outstanding loan balance, including accrued interest, is $50,000. The interest rate on the loan is a fixed rate, based on the prime rate published in the Wall Street Journal on the first business day of the calendar quarter in which the loan commences. Loans are amortized on a straight-line basis over the term of the loan, must be repaid in installments, at a minimum quarterly, and must be repaid within five years. The payments can be made by after-tax payroll deductions.

TRUSTEE

Effective December 1, 1994, the Plan is administered under the terms of a Trust Agreement with Fidelity Management Trust Company. The Plan's Trust Agreement conforms to guidelines for salary reduction plans under Section 401(k) of the Internal Revenue Code. Prior to December 1, 1994, the Plan was administered under a trust agreement with State Street Bank and Trust.

Under the Trust Agreements, the Company remits contributions directly to the Trustee, which the trustee must invest as directed by the participants. The Trustee has discretionary authority, subject to certain limitations as specified in the agreement, for the purchase and sale of investments. The Trustee holds temporary cash reserves in short-term funds until the individual fund investments can be made.

BENEFIT PAYMENTS

Upon retirement or termination, distribution of account balances may be made as follows: (1) a lump-sum payment of shares of Company stock and/or cash, (2) extended cash payments over a period not to exceed 20 years, (3) periodic payment of any amount until age 70 1/2, at which time another option must be elected. Retiring or terminating members under the age of 65 who have over $3,500 in the Plan may elect to defer payment of their account balance until a later date. Members may make early withdrawals under certain limited conditions as set forth in the Plan.

PLAN AMENDMENT OR TERMINATION

While the Company currently intends to continue the Plan, it reserves the right to amend, change or terminate the Plan at any time. In the event of termination, all interest will be distributed to the participants or will continue to be administered by the Plan committee and later distributed in a manner approved by the Internal Revenue Service.

                      Houghton Mifflin 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 1997


1.  Plan Description - continued

INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 6, 1997, that the Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Retirement Committee believes the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

SUBSEQUENT EVENT

Retiring or terminating members under the age of sixty-five may elect to defer payment of their account balance until a later date, subject to a minimum balance. Effective January 1, 1998, the minimum balance increased to $5,000 from $3,500.

2. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. The supplemental schedules have been prepared to satisfy the reporting and disclosure requirements of ERISA.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

In 1996, the Company adopted Statement of Position (SOP) No. 94-4, "Reporting of Investment Contracts Held By Health and Welfare Benefit Plans and Defined Contribution Pension Plans," which was issued by the American Institute of Certified Public Accountants in 1995. The adoption of SOP 94-4 has not had a material impact on the Plan's financial position or its results of operations.

                      Houghton Mifflin 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 1997


2. Summary of Significant Accounting Policies - continued

PARTICIPANTS' ACCOUNTS

Each participant's account is credited with the participant's contributions, employer contributions, and an allocation of Plan earnings. Net investment income is allocated to participants based upon the ratio each participant's share bears to the respective fund. The approximate number of participants in each of the investment programs is as follows:

                                                 December 31,
                                              -----------------
                                               1997        1996
                                              -----       -----
        Managed Income Fund                   1,026       1,059
        Houghton Stock Fund                   2,672       2,394
        Mutual Fund Investments               5,075       4,394


INVESTMENTS

Investments in group annuity contracts with insurance companies are valued at cost plus accumulated interest, which approximates fair value. Investments in the mutual funds are carried at fair value determined by the number of units held by the Plan and the current value of each unit based upon quotations obtained from national securities exchanges on the last day of the Plan year. The State Street Bank and Trust Short-Term Income Fund and/or the FMTC Institutional Money Market are valued at their redemption prices, which approximate fair value. Purchases and sales of securities are recorded on the trade date of the related transactions.

Dividend income is recognized on the ex-dividend date and interest income is recorded as earned. All dividend and interest income is reinvested in the respective funds.

The plan added four new fund investment options, effective October 1, 1997, the Templeton Foreign Fund I, The Putnam Fund for Growth and Income, Putnam New Opportunities Fund, and Spartan U.S. Equity Index Fund, increasing the total number of funds from ten to fourteen. Also, effective on October 1, 1997 was the closing of the Fidelity Asset Manager Fund, Fidelity Asset Manager: Income Fund and Fidelity Asset Manager: Growth Fund to new contributions and transfers. On October 1, 1998, these three funds will be removed from the Plan, and all investments in these funds will be automatically transferred to the Fidelity Puritan Fund.

Common stock of Houghton Mifflin Company is valued at the closing price on the last day of the Plan year as stated on the New York Stock Exchange. Effective September 15, 1997, the valuation method was changed to the share method from unitized method.

                      Houghton Mifflin 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 1997


3. Investments

A brief description of the Plan funds and investment options is provided below:

MANAGED INCOME FUND, principally invests in pools and individual insurance contracts, and other fixed income investments. The investments held by the fund consist of the following:

           Group Annuity Insurance Contracts - Investments in insurance contracts that guarantee a specific rate of return on the invested capital over the life of the contract.

           Fidelity Managed Income Portfolio - This investment seeks preservation of capital and a competitive level of income over time. Investments are high quality investment contracts with variable and fixed rates that have maturities between one and seven years.

           FMTC Institutional Money Market - A short-term money market fund.

HOUGHTON STOCK FUND is invested in Houghton Mifflin Company common stock that is either purchased by the fund or contributed by Houghton Mifflin Company. A small portion is invested in cash equivalents for liquidity purposes.

MUTUAL FUND INVESTMENTS provide for investment in various mutual funds, which include a bond fund, asset allocation funds, and aggressive growth funds, all of which may directly or indirectly invest in equity investments. Seven of the mutual fund options are managed by Fidelity Investments (R), a company affiliated with the Trustee, Fidelity Management Trust Company.

           The Parnassus Fund - This fund invests primarily in the equity securities of companies that are socially conscious, and believed to be undervalued, or fallen out of favor. The Parnassus Fund is managed by Parnassus Financial Management.

           Fidelity Puritan (R) Fund - This is a balanced fund that seeks current income and some capital appreciation. The portfolio principally invests in stocks and bonds.

           Fidelity Magellan (R) Fund - This fund seeks long-term capital appreciation through investment in common stocks and convertible securities of U.S. companies. The fund diversifies investments among a variety of industries and sectors within the market.

           Fidelity Contrafund - This is a fund which seeks capital appreciation by investing in equity securities which are believed to be undervalued.

           Fidelity Investment-Grade Bond Fund - This fund seeks to provide a high rate of income consistent with reasonable investment risk and capital appreciation where appropriate. The underlying investments consist of investment-grade debt securities rated Baa or higher by Moody's Investor Service, Inc., or at least BBB by Standard & Poor's Corporation. The fund may also invest in preferred stocks.

                      Houghton Mifflin 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 1997



3. Investments - continued

           Fidelity Asset Manager(TM) Fund - This mutual fund seeks high total return with reduced risk over the long-term. The investment portfolio consists of domestic and foreign stocks, bonds, and short-term instruments of U.S. and foreign issuers.

           Fidelity Asset Manager: Growth Fund - This mutual fund seeks to maximize total return over the long-term by allocating its assets among stocks, bonds, short-term instruments and other investments.

           Fidelity Asset Manager: Income Fund - This fund seeks a high level of current income by maintaining a diversified portfolio of stocks, bonds, short-term instruments, and other investments.

           Templeton Foreign Fund I - This fund is a growth mutual fund that invests internationally, primarily in common stocks, and seeks long term capital growth. Foreign investments involve greater risk and may offer greater potential returns than U.S. investments.

           The Putnam Fund for Growth and Income - This fund seeks capital growth and current income, primarily investing in common stocks that offer potential for capital growth, current income, or both. The fund may also invest up to 20% of its assets in Foreign securities, which involve greater risk.

           Putnam New Opportunities Fund - This mutual fund is an aggressive growth mutual fund that invests primarily in the common stock of emerging industry groups. Such investments increase the risk of greater price fluctuations.

           Spartan U.S. Equity Index Fund - This mutual fund is a growth and income mutual fund, which primarily invests in S&P 500 companies and other securities that are based on the value of the Index, as opposed to a strategy of selecting attractive stocks.

                      Houghton Mifflin 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 1997


3. Investments - continued

Investments held by the Plan at December 31, 1997 and 1996 are summarized as follows:

All amounts are presented in thousands of dollars, except shares and units.

                                                            1997                               1996
                                                 -------------------------           -------------------------
                                                                    Market                              Market
                                                   Cost             Value              Cost             Value
                                                 -------           -------           -------           -------
Managed Income Fund:
--------------------
Aetna, group annuity contract,
  4.60%, maturity date 7/2/99                    $   307           $   307           $   456           $   456
                                                 -------           -------           -------           -------
  Total group annuity contracts                      307               307               456               456
                                                 -------           -------           -------           -------
FMTC Institutional Money Market
  (422,182 shares in 1997 and 748,530
  shares in 1996)                                    422               422               748               748
Fidelity Managed Income Portfolio
  (18,374,731 units in 1997 and
  18,752,670 units  in 1996)                      18,375            18,375            18,753            18,753
                                                 -------           -------           -------           -------
Total                                             19,104            19,104            19,957            19,957
                                                 -------           -------           -------           -------

Houghton Stock Fund (1,353,674 shares
  in 1997 and 2,762,860 units in
  1996)                                           25,214            51,947            20,751            35,475

Mutual Fund Investments:
------------------------
The Parnassus Fund (63,989 shares
  in 1997 and 37,747 shares in
  1996)                                            2,373             2,287             1,279             1,298
Fidelity Puritan(R)Fund (1,024,825
  shares in 1997 and 922,110 shares
  in 1996)                                        16,781            19,861            14,503            15,897
Fidelity Magellan(R)Fund (114,489
  shares in 1997 and 104,504 shares
  in 1996)                                         9,187            10,908             7,999             8,428
Fidelity Contrafund (320,307 shares
  in 1997 and 257,500 shares in
  1996)                                           12,631            14,936             9,439            10,854
Fidelity Investment-Grade Bond,
  (217,403 shares in 1997 and
  194,657 shares in 1996)                          1,544             1,583             1,375             1,386
Fidelity Asset Manager (TM)
  (126,929 shares in 1997 and
  137,313 shares in 1996)                          1,990             2,329             2,058             2,262

                      Houghton Mifflin 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 1997


All amounts are presented in thousands of dollars, except shares and units.

                                                            1997                               1996
                                                  ------------------------           -------------------------
                                                                    Market                              Market
                                                   Cost             Value              Cost             Value
                                                  ------           -------           -------           -------

Fidelity Asset Manager: Growth
  (202,609 shares in 1997 and 197,432
  shares in 1996)                                  3,142             3,744              2,850            3,228
Fidelity Asset Manager: Income,
  (59,664 shares in 1997 and
  81,730 shares in 1996)                             661               727                894              949
Templeton Foreign Fund I,
  (61,266 shares in 1997)                            686               610                  -                -
                                                 -------          --------            -------         --------
The Putnam Fund for Growth and Income,
  (20,812 shares in 1997)                            440               407                  -                -
                                                 -------          --------            -------         --------
Putnam New Opportunities Fund,
  (13,360 shares in 1997)                            657               650                  -                -
                                                 -------          --------            -------         --------
Spartan U.S. Equity Index Fund, (16,405
  shares in 1997)                                    569               574                  -                -
                                                 -------          --------            -------         --------
Total                                             50,661            58,616             40,397           44,302
                                                 -------          --------            -------         --------
Loans Receivable                                   1,460             1,460              1,369            1,369
                                                 -------          --------            -------         --------
Total Plan Investments                           $96,439          $131,127            $82,474         $101,103
                                                 =======          ========            =======         ========


The fair market value of individual investments that represent 5% or more of the Plan's Participants' net assets as of December 31, 1997, and 1996 are as follows:

All amounts are in thousands of dollars, except shares and units                        1997            1996
                                                                                      -------         -------
Fidelity Managed Income Portfolio, (18,374,731 units in 1997
  and 18,752,670 units in 1996)                                                       $18,375         $18,753

Houghton Mifflin Company Common Stock,
  (1,353,674 shares in 1997 and 2,762,860 shares in 1996)                              51,947          35,475
Fidelity Puritan (R) Fund (1,024,825 shares in 1997 and
  992,110 shares in 1996)                                                              19,861          15,897
Fidelity Magellan (R) Fund (114,489 shares in 1997 and
  104,504 shares in 1996)                                                              10,908           8,428
Fidelity Contrafund (320,307 shares in 1997 and
  257,500 shares in 1996)
                                                                                       14,936          10,854

                      Houghton Mifflin 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 1997


3. Investments - continued

During 1997 and 1996, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows: (all amounts are in thousands)

        Year ended December 31,                          1997           1996
                                                       -------         ------
        Managed Income Fund                            $   (19)        $   --
        Houghton Stock Fund                             13,390          8,508
        Parnassus Fund                                     (79)            88
        Puritan Fund                                     1,983            298
        Magellan Fund                                    1,520           (353)
        Contrafund                                       1,271            928
        Investment Grade Bond                               33            (36)
        Asset Manager                                      285             66
        Asset Manager Growth                               531            176
        Asset Manager Income                                50             --
        Templeton Foreign I                                (79)            --
        The Putnam Fund for Growth and Income              (48)            --
        Putnam New Opportunities Fund                      (22)            --
        Spartan U.S. Equity Fund                           (10)            --
                                                       -------         ------
             Net change in fair value                  $18,806         $9,675
                                                       =======         ======


The Plan routinely purchases and sells common stock of the plan's sponsor, Houghton Mifflin Company, a party-in-interest. During 1997, the plan had purchases of 453,499 shares of the stock for $7,442,914 and sales of 261,033 units for $4,826,518. During 1996, the plan had purchases of 111,357 units of the stock for $5,739,048 and sales of 83,021 units for $4,570,460.

There were no other party-in-interest transactions which were prohibited by ERISA Section 406 and for which there is no statutory exemption.

                      Houghton Mifflin 401(k) Savings Plan

                             Supplemental Schedules

           Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1997

Name of plan sponsor:  Houghton Mifflin Company
Employer Identification number:  04-1456030
Three-digit plan number: 003

In thousands of dollars, except shares and unit amounts

                                        Description of Investment,
                                        Including Rate of Interest                                Current
Identity of Issue                       and Maturity Date                        Cost              Value
--------------------------------        --------------------------             -------            -------
Aetna Insurance                         Guaranteed group annuity
                                        contract, 4.60%, maturity
                                        date 7/2/99                            $   307            $  307

FMTC Institutional Money
  Market                                   422,182 shares                          422               422

Fidelity Managed Income Fund            18,374,731 units                        18,375             18,375
                                                                               -------            -------
                                                                                19,104             19,104

Houghton Mifflin Company*
  Common Stock                           1,353,674 shares                       25,214             51,947

The Parnassus fund                          63,989 shares                        2,373              2,287

Fidelity Puritan (R) Fund                1,024,825 shares                       16,781             19,861

Fidelity Magellan (R) Fund                 114,489 shares                        9,187             10,908

Fidelity Contrafund                        320,307 shares                       12,631             14,936

Fidelity Investment-Grade Bond
  Fund                                     217,403 shares                        1,544              1,583

Fidelity Asset Manager (TM) Fund           126,929 shares                        1,990              2,329

*  Indicates party-in-interest to the Plan.

                      Houghton Mifflin 401(k) Savings Plan

                             Supplemental Schedules

     Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - continued

                                DECEMBER 31, 1997

In thousands of dollars, except shares and unit amounts

                                        Description of Investment,
                                        Including Rate of Interest                                 Current
Identity of Issue                       and Maturity Date                        Cost               Value
--------------------------------        --------------------------             -------             --------
Fidelity Asset Manager: Growth
  Fund                                  202,609 shares                           3,142                3,744

Fidelity Asset Manager: Income           59,664 shares                             661                  727

Templeton Foreign I                      61,266 shares                             686                  610

The Putnam Fund
for Growth and Income                    20,812 shares                             440                  407

Putnam New Opportunities Fund            13,360 shares                             657                  650

Spartan U.S. Equity Index Fund           16,405 shares                             569                  574
                                                                               -------             --------
                                                                                50,661               58,615

Loans Receivable                        Loans receivable from Plan
                                        participants at various
                                        maturities and various
                                        interest rates                           1,460                1,460
                                                                               -------             --------
TOTAL                                                                          $96,439             $131,126
                                                                               =======             ========



*  Indicates party-in-interest to the Plan.

                      Houghton Mifflin 401(K) Savings Plan

                              Supplemental Schedule

                     Item 27d - Reportable Transactions (a)

                          Year Ended December 31, 1997

CATEGORY (i)


None.

CATEGORY (iii)

Series of transactions within the plan year that exceeded 5% of value of net assets available for benefits:


                                                                                                         Current Value
Identity of                            No. of                                                             of Asset on
   Party           Description         Trans-       Purchase          Selling           Cost of           Transaction
 Involved           of Issues         actions         Price            Price              Asset               Date       Gain/(Loss)
------------------------------------------------------------------------------------------------------------------------------------
Houghton*        Houghton Stock         238        $7,442,914              N/A         $7,442,914          $7,442,914           N/A
Mifflin Co.      Fund                   215               N/A        4,826,518          2,972,521           4,826,518     1,853,997

Fidelity*        Fidelity Puritan       207         4,377,420              N/A          4,377,420           4,377,420           N/A
                 Fund                   152               N/A        2,404,772          2,098,462           2,404,772       306,310

Fidelity*        Fidelity               214         5,113,742              N/A          5,113,742           5,113,742           N/A
                 Contrafund             137               N/A        2,303,968          1,921,400           2,303,968       382,568

Fidelity*        FMTC
                 Institutional          118         4,735,601              N/A          4,735,601           4,735,601           N/A
                 Money Market           184               N/A        5,098,651          5,098,651           5,098,651            --

(a) Reportable transactions are defined as any single transaction or series of transactions involving an amount in excess of 5% of the fair value of the Plan's assets as of the beginning of the year.

*  Indicates party-in-interest to the Plan.

There were no category (ii) or (iv) reportable transactions during 1997.



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


                         Consent of Independent Auditors




We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 2-69298, 33-59015 and 33-51098) pertaining to the Employees' Savings and Thrift Plan, the 1992 Stock Compensation Plan and the 1995 Stock Compensation Plan of Houghton Mifflin Company and in the Registration Statement (Form S-3 No. 33-64903) of Houghton Mifflin Company and in the related prospectuses pertaining to the $300 million debt securities of our report dated June 22, 1998, with respect to the financial statements and schedules of the Houghton Mifflin 401(k) Savings Plan (previously the Houghton Mifflin Retirement Savings Plan) included in this Annual Report (Form 11-K) for the year ended December 31, 1997.



                                                        /s/ Ernst & Young LLP
                                                        ---------------------
                                                        Ernst & Young LLP



Boston, Massachusetts
June 29, 1998




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